UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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                            In the Matter of                                          :
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ENTERGY GULF STATES, INC.                                        :                     CERTIFICATE PURSUANT TO
                                                                                              :                                         RULE 24
File No. 70-10158                                                                 :
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(Public Utility Holding Company Act of 1935)                        :
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This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Gulf States, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated December 29, 2003.

In accordance with the terms of an Underwriting Agreement (the "Underwriting Agreement") dated May 17, 2005, between the Company and BNP Paribas Securities Corp. and J.P. Morgan Securities Inc., as representatives of the several underwriters listed therein (the "Underwriters"), the Company issued and sold on May 24, 2005, by negotiated public offering, to the Underwriters $200,000,000 principal amount of its First Mortgage Bonds, 5.70% Series due June 1, 2015 (the "Bonds"), issued pursuant to the Seventieth Supplemental Indenture (the "Seventieth Supplemental Indenture") to the Mortgage and Deed of Trust, as supplemented, of the Company. The proceeds of such sale will be used, together with other available corporate funds, (1) to redeem prior to maturity, at a redemption price of 100% of the principal amount redeemed plus accrued and unpaid interest thereon to the redemption date, three series of pollution control revenue bonds in the aggregate principal amount of $94,000,000 issued for the benefit of the Company by the Parish of West Feliciana, State of Louisiana, bearing interest at a rate of 7.7% per annum, and scheduled to mature on December 1, 2014; (2) to repay funds that were borrowed by the Company under an intra-company borrowing arrangement among the Company and certain of its affiliates to redeem prior to maturity, at a redemption price of 100% of the principal amount redeemed plus accrued and unpaid interest thereon to the redemption date, two series of pollution control revenue bonds in the aggregate principal amount of $86,600,000 issued for the benefit of the Company by the Parish of West Feliciana, State of Louisiana and scheduled to mature on May 1, 2015, one series in the principal amount of $41,600,000 bearing interest at a rate of 7.5% per annum and the other series in the principal amount of $45,000,000 bearing interest at a rate of 9% per annum; and (3) for repayment of short-term debt, working capital needs, and general corporate purposes.

Attached hereto are:

Exhibit A-3(iv) - Conformed copy of the Seventieth Supplemental Indenture.

Exhibit A-4(iv) - Conformed copy of the Bonds.

Exhibit B(iv) - Conformed copy of the Underwriting Agreement.

Exhibit C(iv) - Copy of the Prospectus being used in connection with the sale of the Bonds (previously filed in Registration No. 333-109923 and incorporated herein by reference).

Exhibit F(iv) - Post-effective opinion of Mark G. Otts, Senior Counsel - Corporate and Securities of Entergy Services, Inc., counsel to the Company.

IN WITNESS WHEREOF, Entergy Gulf States, Inc. has caused this certificate to be executed this 2nd day of June, 2005.

ENTERGY GULF STATES, INC.

By:/s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer